Exhibit 99.1

100 University Avenue, 9th floor
Date: February 22, 2013	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: FRANCO-NEVADA CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 20, 2013
Record Date for Voting (if applicable) :	March 20, 2013
Beneficial Ownership Determination Date :	March 20, 2013
Meeting Date :	May 08, 2013
Meeting Location (if available) :	Toronto, ON
Issuer is sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Annual Financial Statements/MD&A delivered to:
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	351858105	CA3518581051
LEGENDED	351858204	US3518582040

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for FRANCO-NEVADA CORPORATION